Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER 2025

AND UNAUDITED FINANCIAL RESULTS FOR FULL YEAR 2025

SHANGHAI, March 25, 2026 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced its unaudited preliminary1 financial results for the fourth quarter of 2025 and the unaudited financial results for the full year ended December 31, 2025.

Starting from the fourth quarter of 2024, the Company has adopted refined segment reporting structure to disclose net revenue by each domestic and overseas business segment. The Company believes that this will better reflect its recent operational adjustments and organizational restructuring, providing investors with a clearer understanding of the financial performance and strategic progress of each business segment. Historical financial information has been recast to conform to the new structure, and additional business information is provided for comparison purposes.

FOURTH QUARTER 2025 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2025 were RMB733.2 million (US$104.9 million), a 12.5% increase from the corresponding period in 2024 and a 15.9% increase quarter-on-quarter, primarily due to an increase in performance-based income generated from overseas private equity products in the fourth quarter of 2025.

•	Income from operations for the fourth quarter of 2025 was RMB257.7 million (US$36.9 million), an 87.3% increase from the corresponding period in 2024, primarily due to a 12.5% increase in net revenues, as well as our cost control strategy on employee compensation in the fourth quarter of 2025.

•	Net income attributable to Noah shareholders for the fourth quarter of 2025 was RMB12.8 million (US$1.8 million), an 88.3% decrease from the corresponding period in 2024, primarily due to an increase in loss from fair value changes in underlying investments made by certain investment in affiliates in the fourth quarter of 2025.

•	Non-GAAP[2] net income attributable to Noah shareholders for the fourth quarter of 2025 was RMB25.1 million (US$3.6 million), an 81.1% decrease from the corresponding period in 2024.

1 As of the date hereof, the Company is still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in Noah’s consolidated financial statements. If there will be any fair value adjustments associated with the above, which have not been included in these unaudited preliminary financial results in this press release, the Company will include such adjustments in the audited consolidated financial statements in its Form 20-F for the fiscal year 2025 and subsequent reporting if necessary

2 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FULL YEAR 2025 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2025 were RMB2,610.2 million (US$373.3 million), a 0.4% increase compared with the corresponding period in 2024.

•	Income from operations in the full year 2025 was RMB776.7 million (US$111.1 million), a 22.5% increase from 2024, primarily due to our cost control strategy on employee compensation.

•	Net income attributable to Noah shareholders in the full year 2025 was RMB558.9 million (US$79.9 million), a 17.5% increase from 2024, primarily due to our cost control strategy on employee compensation and a decrease in loss from fair value changes in underlying investments made by certain investment in affiliates, partially offset by contingent litigation expenses related to Camsing Incident.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2025 was RMB611.9 million (US$87.5 million), an 11.2% increase from 2024.

FOURTH QUARTER AND FULL YEAR 2025 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Chinese high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of December 31, 2025 was 467,870, a 1.3% increase from December 31, 2024 and a 0.4% increase from September 30, 2025. Among registered clients as of December 31, 2025, the number of overseas registered clients was 19,993, a 13.2% increase from December 31, 2024, and a 2.3% increase from September 30, 2025.

•	Total number of active clients[3] for the fourth quarter of 2025 was 10,261, an increase of 15.8% from the fourth quarter of 2024 and a 3.7% decrease from the third quarter of 2025. Among active clients during the fourth quarter of 2025, the number of overseas active clients was 3,263, a 12.0% increase from the fourth quarter of 2024 and an 8.4% decrease from the third quarter of 2025. Total number of active clients in the full year 2025 was 18,450, an increase of 7.2% from 2024. Among active clients during the full year 2025, the number of overseas active clients was 6,231, a 12.4% increase from 2024.

•	Aggregate value of investment products distributed during the fourth quarter of 2025 was RMB17.0 billion (US$2.4 billion), a 4.4% increase from the corresponding period in 2024 and a decrease of 0.1% quarter-on-quarter. Among the investment products distributed during the fourth quarter of 2025, Noah distributed RMB8.8 billion (US$1.3 billion) of overseas investment products, a 24.3% increase from the corresponding period in 2024, primarily due to a 28.9% increase in distribution of overseas mutual fund products and a 28.4% increase in distribution of overseas private secondary products, respectively.

3 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended December 31,
	2024		2025
	(RMB in billions, except percentages)
Mutual fund products	9.8	60.1%	10.1	59.1%
Private secondary products	4.7	28.8%	5.1	30.2%
Private equity products	1.3	8.0%	1.3	7.7%
Other products[4]	0.5	3.1%	0.5	3.0%
All products	16.3	100.0%	17.0	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland	Three months ended December 31,
China	2024		2025
	(RMB in billions, except percentages)
Mutual fund products	6.6	71.7%	5.9	72.0%
Private secondary products	2.4	26.1%	2.2	26.8%
Other products	0.2	2.2%	0.1	1.2%
All products in mainland China	9.2	100.0%	8.2	100.0%

	Three months ended December 31,
Type of overseas products	2024		2025
	(RMB in billions, except percentages)
Mutual fund products	3.2	45.1%	4.2	47.2%
Private secondary products	2.3	32.4%	2.9	33.3%
Private equity products	1.3	18.3%	1.3	14.9%
Other products	0.3	4.2%	0.4	4.6%
All overseas products	7.1	100.00%	8.8	100.00%

•	Aggregate value of investment products distributed during the full year 2025 was RMB67.0 billion (US$9.6 billion), a 5.0% increase from 2024, primarily due to a significant 107.2% increase in distribution of domestic private secondary products partially offset by a decrease in distribution of mutual fund products. Among the investment products distributed during the full year 2025, Noah distributed RMB33.7 billion (US$4.8 billion) of overseas investment products, an 8.1% increase from the corresponding period of 2024, primarily due to increases in distribution of overseas mutual fund products and in overseas private secondary products, respectively.

The aggregate value of investment products distributed, categorized by product type, is as follows:

	Twelve months ended December 31,
	2024		2025
	(RMB in billions, except percentages)
Mutual fund products	39.6	62.0%	36.0	53.7%
Private secondary products	16.2	25.3%	23.1	34.5%
Private equity products	4.8	7.5%	4.9	7.3%
Other products	3.3	5.2%	3.0	4.5%
All products	63.9	100.0%	67.0	100.0%

4 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland	Twelve months ended December 31,
China	2024		2025
	(RMB in billions, except percentages)
Mutual fund products	25.7	78.4%	21.2	63.7%
Private secondary products	5.4	16.4%	11.1	33.3%
Other products	1.7	5.2%	1.0	3.0%
All products in mainland China	32.8	100.0%	33.3	100.0%

	Twelve months ended December 31,
Type of overseas products	2024		2025
	(RMB in billions, except percentages)
Mutual fund products	13.9	44.8%	14.8	44.0%
Private secondary products	10.8	34.7%	12.0	35.6%
Private equity products	4.8	15.4%	4.9	14.5%
Other products	1.6	5.1%	2.0	5.9%
All Overseas products	31.1	100.0%	33.7	100.0%

•	Coverage network in mainland China included 16 cities as of December 31, 2025, compared with 11 cities as of December 31, 2024, and 16 cities as of September 30, 2025.

•	Aggregate number of overseas relationship managers was 140 as of December 31, 2025, an increase of 1.4% from December 31, 2024, and an increase of 2.9% from September 30, 2025.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management" or “Gopher”), a leading multi asset manager in mainland China, and Olive Asset Management Co., Ltd. (“Olive Asset Management” or “Olive”), as the overseas asset management brand focused on providing global investment solutions with offices in Hong Kong, Singapore, Tokyo and key U.S. markets. Gopher Asset Management and Olive Asset Management develop and manage assets ranging from private equity, real estate, public securities to multi-strategies investments denominated in RMB, USD and other currencies.

•	Total assets under management as of December 31, 2025 remained relatively stable at RMB141.7 billion (US$20.3 billion), compared with RMB143.5 billion as of September 30, 2025 and RMB151.5 billion as of December 31, 2024. Mainland China assets under management as of December 31, 2025 were RMB99.3 billion (US$14.2 billion), compared with RMB108.9 billion as of December 31, 2024, and RMB101.3 billion as of September 30, 2025. Overseas assets under management as of December 31, 2025 were RMB42.4 billion (US$6.1 billion), compared with RMB42.6 billion as of December 31, 2024, and RMB42.2 billion as of September 30, 2025.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of September 30, 2025		Growth	Allocation/ Redemption[5]	As of December 31, 2025
	(RMB billions, except percentages)
Private equity	128.1	89.3%	0.7	1.8	127.0	89.6%
Public securities[6]	8.8	6.1%	1.8	2.0	8.6	6.1%
Real estate	4.7	3.3%	0.1	0.7	4.1	2.9%
Multi-strategies	1.9	1.3%	-	(0.1)	2.0	1.4%
All Investments	143.5	100.0%	2.6	4.4	141.7	100.0%

Investment type	As of December 31, 2024		Growth	Allocation/ Redemption	As of December 31, 2025
	(RMB billions, except percentages)
Private equity	131.5	86.8%	1.5	6.0	127.0	89.6%
Public securities	9.4	6.2%	6.6	7.4	8.6	6.1%
Real estate	6.2	4.1%	0.2	2.3	4.1	2.9%
Multi-strategies	3.9	2.6%	-	1.9	2.0	1.4%
Others	0.5	0.3%	-	0.5	-	-
All Investments	151.5	100.0%	8.3	18.1	141.7	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of September 30, 2025		Growth	Allocation/ Redemption	As of December 31, 2025
	(RMB billions, except percentages)
Private equity	94.8	93.6%	-	1.2	93.6	94.3%
Public securities	4.4	4.3%	0.2	0.5	4.1	4.1%
Real estate	0.7	0.7%	-	0.5	0.2	0.2%
Multi-strategies	1.4	1.4%	-	-	1.4	1.4%
All Investments	101.3	100.0%	0.2	2.2	99.3	100.0%

Mainland China Investment type	As of December 31, 2024		Growth	Allocation/ Redemption	As of December 31, 2025
	(RMB billions, except percentages)
Private equity	98.6	90.5%	-	5.0	93.6	94.3%
Public securities	5.3	4.9%	1.1	2.3	4.1	4.1%
Real estate	2.2	2.0%	-	2.0	0.2	0.2%
Multi-strategies	2.3	2.1%	-	0.9	1.4	1.4%
Others	0.5	0.5%	-	0.5	-	-
All Investments	108.9	100.0%	1.1	10.7	99.3	100.0%

5 The asset allocation/redemption of overseas investment products includes the fluctuation result of foreign currencies exchange rate.

6 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

Overseas Investment type	As of September 30, 2025		Growth	Allocation/ Redemption	As of December 31, 2025
	(RMB billions, except percentages)
Private equity	33.3	78.9%	0.7	0.6	33.4	78.8%
Public securities	4.4	10.4%	1.6	1.5	4.5	10.6%
Real estate	4.0	9.5%	0.1	0.2	3.9	9.2%
Multi-strategies	0.5	1.2%	-	(0.1)	0.6	1.4%
All Investments	42.2	100.0%	2.4	2.2	42.4	100.0%

Overseas Investment type	As of December 31, 2024		Growth	Allocation/ Redemption	As of December 31, 2025
	(RMB billions, except percentages)
Private equity	32.9	77.2%	1.5	1.0	33.4	78.8%
Public securities	4.1	9.6%	5.5	5.1	4.5	10.6%
Real estate	4.0	9.4%	0.2	0.3	3.9	9.2%
Multi-strategies	1.6	3.8%	-	1.0	0.6	1.4%
All Investments	42.6	100.0%	7.2	7.4	42.4	100.0%

Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products.

Ms. Jingbo Wang, co-founder and chairlady of Noah, commented, “As we reflect on 2025, it was a year defined not merely by financial recovery, but by structural evolution. Beyond the headline numbers, the more meaningful shift was in the quality of our earnings and the resilience of our operating model. Our disciplined organizational optimization and structural strengthening over the past two years have begun to translate into tangible operating resilience, reinforcing the foundation upon which we build our future.

We started the institutional integration of AI across our global platform, where AI is no longer merely an auxiliary tool but is becoming part of Noah’s structural infrastructure. By embedding AI into client service, empowering our relationship managers with intelligent capabilities, and enhancing our global platform coordination, we have strengthened our organizational leverage and reinforced a model for scalable growth.

At the same time, we continued advancing our global strategy and improving the quality of our revenue mix toward a more AUM-driven structure. Overseas revenue accounted for approximately half of total revenues in 2025, reflecting the continued deepening of our international business development. Notably, our strategic shift toward investment products led to significant growth in investment products-related commissions and performance-based income, which became key contributors to our overall performance during the year.

With a solid balance sheet and a long-term capital allocation philosophy, we remain committed to sharing value with our shareholders. Based on our 2025 results, the Board has proposed a total dividend equivalent to 100% of our full-year Non-GAAP net income attributable to Noah shareholders. Combined with our ongoing share repurchase program, these actions reflect our confidence in the long-term resilience of our company.

Entering 2026, Noah stands structurally different from where we were two years ago. We are beginning to see new growth momentum emerge — driven by the continued expansion of our international platform, improving global capabilities and the integration of AI across our organization. While the environment remains dynamic, we believe the combination of structural resilience and evolving growth drivers will support a more sustainable path over time.”

FOURTH QUARTER 2025 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2025 were RMB733.2 million (US$104.9 million), a 12.5% increase from the corresponding period in 2024, primarily due to an increase in performance-based income generated from overseas private equity products.

Net Revenues under the segmentation is as follows:

(RMB millions, except percentages)	Q4 2024	Q4 2025	YoY Change
Domestic public securities[7]	146.2	191.4	30.9%
Domestic asset management[8]	198.7	159.1	(20.0)%
Domestic insurance[9]	3.9	0.3	(91.5)%
Overseas wealth management[10]	156.6	109.9	(29.8)%
Overseas asset management[11]	101.4	216.1	113.2%
Overseas insurance and comprehensive services[12]	31.9	42.4	33.0%
Headquarters	13.2	14.0	6.4%
Total net revenues	651.9	733.2	12.5%

7 Operates under the Noah Upright brand

8 Operates under the Gopher Asset Management brand

9 Operates under the Glory brand

10 Operates under the ARK Wealth Management brand

11 Operates under the Olive Asset Management brand

12 Operates under the Glory Family Heritage brand

•	Domestic public securities is the business that distributes mutual funds and private secondary products. Net revenues for the fourth quarter of 2025 were RMB191.4 million (US$27.4 million), a 30.9% increase from the corresponding period in 2024, primarily due to an increase in performance-based income generated from the distribution of domestic private secondary products.

•	Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Net revenues for the fourth quarter of 2025 were RMB159.1 million (US$22.8 million), a 20.0% decrease from the corresponding period in 2024, primarily due to a decrease in recurring service fees and performance-based income generated from domestic private equity products.

•	Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Net revenues for the fourth quarter of 2025 were RMB0.3 million, a 91.5% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of domestic insurance products.

•	Overseas wealth management is the business that provides offline and online wealth management services. Net revenues for the fourth quarter of 2025 were RMB109.9 million (US$15.7 million), a 29.8% decrease from the corresponding period in 2024, mainly due to a decrease in one-time commissions from the distribution of our products.

•	Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Net revenues for the fourth quarter of 2025 were RMB216.1 million (US$30.9 million), a significant 113.2% increase from the corresponding period in 2024, primarily due to an increase in performance-based income from overseas private equity investment products.

•	Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Net revenues for the fourth quarter of 2025 were RMB42.4 million (US$6.1 million), a 33.0% increase from the corresponding period in 2024, primarily due to an increase in commission gained from distribution of overseas insurance products by commission-only brokers.

•	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Net revenues during the fourth quarter of 2025 were RMB14.0 million (US$2.0 million), compared with RMB13.2 million for the corresponding period in 2024, maintaining a relatively stable trend.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2025 were RMB475.5 million (US$68.0 million), a 7.5% decrease from the corresponding period in 2024. Operating costs and expenses for the fourth quarter of 2025 primarily consisted of (i) compensation and benefits of RMB293.6 million (US$42.0 million); (ii) selling expenses of RMB60.8 million (US$8.7 million); (iii) general and administrative expenses of RMB98.1 million (US$14.0 million); (iv) provision for credit losses of RMB3.5 million (US$0.5 million); (v) other operating expenses of RMB22.2 million (US$3.2 million); and (vi) income gained from government subsidies of RMB2.7 million (US$0.4 million).

•	Operating costs and expenses for domestic public securities for the fourth quarter of 2025 were RMB47.7 million (US$6.8 million), a 44.0% increase from the corresponding period in 2024, mainly due to an increase in general marketing activities and a decrease in income gained from government subsidies in the fourth quarter of 2025.

•	Operating costs and expenses for domestic asset management for the fourth quarter of 2025 were RMB37.2 million (US$5.3 million), an 8.8% decrease from the corresponding period in 2024, primarily due to a decrease in compensation and benefits in the fourth quarter of 2025.

•	Operating costs and expenses for domestic insurance for the fourth quarter of 2025 were RMB6.9 million (US$1.0 million), a 57.1% decrease from the corresponding period in 2024. The change was consistent with the decline in revenue from domestic insurance business.

•	Operating costs and expenses for overseas wealth management for the fourth quarter of 2025 were RMB101.8 million (US$14.6 million), a 30.9% decrease from the corresponding period in 2024, primarily due to the corresponding decrease in relationship manager commissions resulting from the reduction in one-time commissions, as well as decreases in other compensation and general marketing activities.

•	Operating costs and expenses for overseas asset management for the fourth quarter of 2025 were RMB49.8 million (US$7.1 million), a 158.5% increase from the corresponding period in 2024, which is consistent with the growth in our revenue from overseas investment products.

•	Operating costs and expenses for overseas insurance and comprehensive services for the fourth quarter of 2025 were RMB33.3 million (US$4.8 million), an 8.8% increase from the corresponding period in 2024, primarily due to an increase in costs incurred by commission-only brokers.

•	Operating costs and expenses for headquarters for the fourth quarter of 2025 were RMB198.8 million (US$28.4 million), a 12.5% decrease from the corresponding period in 2024, primarily due to cost control measures on employee compensation, as well as decreases in provisions for credit losses related to the suspended lending business.

Income(loss) from operations

Income(loss) from operations under the segmentation is as follows:

(RMB millions, except percentages)	Q4 2024	Q4 2025	YoY Change
Domestic public securities	113.1	143.7	27.0%
Domestic asset management	157.9	121.9	(22.8)%
Domestic insurance	(12.0)	(6.5)	(45.8)%
Overseas wealth management	9.2	8.1	(11.9)%
Overseas asset management	82.1	166.3	102.5%
Overseas insurance and comprehensive services	1.3	9.1	613.4%
Headquarters	(214.0)	(184.9)	(13.7)%
Total income from operations	137.6	257.7	87.3%

•	Income from operations for domestic public securities for the fourth quarter of 2025 was RMB 143.7million (US$20.5 million), a 27.0% increase from the corresponding period in 2024.

•	Income from operations for domestic asset management for the fourth quarter of 2025 was RMB121.9 million (US$17.4 million), a 22.8% decrease from the corresponding period in 2024.

•	Loss from operations for domestic insurance for the fourth quarter of 2025 was RMB6.5 million (US$0.9 million), a 45.8% decrease from the corresponding period in 2024.

•	Income from operations for overseas wealth management for the fourth quarter of 2025 was RMB8.1 million (US$1.2 million), an 11.9% decrease from the corresponding period in 2024.

•	Income from operations for overseas asset management for the fourth quarter of 2025 was RMB166.3 million (US$23.8 million), a 102.5% increase from the corresponding period in 2024.

•	Income from operations for overseas insurance and comprehensive services for the fourth quarter of 2025 was RMB9.1 million (US$1.3 million), a 613.4% increase from the corresponding period in 2024.

•	Loss from operations for headquarters for the fourth quarter of 2025 was RMB184.9 million (US$26.4 million), a 13.7% decrease from the corresponding period in 2024.

Operating Margin

Operating margin for the fourth quarter of 2025 was 35.2%, compared with 21.1% for the corresponding period in 2024.

Interest Income

Interest income for the fourth quarter of 2025 was RMB32.6 million (US$4.7 million), a 15.6% decrease from the corresponding period in 2024.

Investment Income

Investment income for the fourth quarter of 2025 was RMB19.4 million (US$2.8 million), a 6.1% increase from the corresponding period in 2024, primarily due to an increase in unrealized income from fair value changes on certain equity investments.

Income Tax Expense

Income tax expenses for the fourth quarter of 2025 were RMB106.0 million (US$15.2 million), a 9.8% increase from the corresponding period in 2024, primarily due to a higher effective tax rate.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2025 was RMB10.0 million (US$1.4 million), a 91.2% decrease from the corresponding period in 2024.

•	Net margin for the fourth quarter of 2025 was 1.4%, compared with 17.4% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders for the fourth quarter of 2025 was RMB12.8 million (US$1.8 million), an 88.3% decrease from the corresponding period in 2024.

•	Net margin attributable to Noah shareholders for the fourth quarter of 2025 was 1.7%, compared with 16.8% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2025 was RMB0.18 (US$0.03) and RMB0.18 (US$0.03), respectively, compared with RMB1.56 and RMB1.55 respectively, for the corresponding period in 2024.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2025 was RMB25.1 million (US$3.6 million), an 81.1% decrease from the corresponding period in 2024.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2025 was 3.4%, compared with 20.3% for the corresponding period in 2024.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2025 was RMB0.36 (US$0.05), compared with RMB1.87 for the corresponding period in 2024.

FULL YEAR 2025 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2025 were RMB2,610.2 million (US$373.3 million), a 0.4% increase from 2024.

Net Revenues under the segmentation is as follows:

(RMB millions, except percentages)	FY 2024	FY 2025	YoY Change
Domestic public securities	488.8	566.5	15.9%
Domestic asset management	772.0	692.5	(10.3)%
Domestic insurance	42.9	18.6	(56.5)%
Overseas wealth management	674.7	547.5	(18.8)%
Overseas asset management	438.5	553.9	26.3%
Overseas insurance and comprehensive services	138.9	178.8	28.8%
Headquarters	45.2	52.4	15.9%
Total net revenues	2,601.0	2,610.2	0.4%

•	Net revenues for domestic public securities for 2025 were RMB566.5 million (US$81.0 million), a 15.9% increase from the corresponding period in 2024, primarily due to an increase in performance-based income generated from domestic private secondary products.

•	Net revenues for domestic asset management for 2025 were RMB692.5 million (US$99.0 million), a 10.3% decrease from the corresponding period in 2024, primarily due to a decrease in recurring service fees from domestic private equity products.

•	Net revenues for domestic insurance for 2025 were RMB18.6 million (US$2.7 million), a 56.5% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of domestic insurance products.

•	Net revenues for overseas wealth management for 2025 were RMB547.5 million (US$78.3 million), an 18.8% decrease from the corresponding period in 2024, mainly due to a decrease in one-time commissions from the distribution of our products.

•	Net revenues for overseas asset management for 2025 were RMB553.9 million (US$79.2 million), a 26.3% increase from the corresponding period in 2024, primarily due to an increase in performance-based income from overseas private equity products, as well as increases in one-time commissions and recurring service fees gained from the distribution of overseas private investment products.

•	Net revenues for overseas insurance and comprehensive services for 2025 were RMB178.8 million (US$25.6 million), a 28.8% increase from the corresponding period in 2024, mainly due to an increase in commission gained from distribution of overseas insurance products by commission-only brokers.

•	Net revenues for headquarters for 2025 were RMB52.4 million (US$7.5 million), a 15.9% increase from the corresponding period in 2024, primarily due to more value-added services that we offered to our high net worth clients.

Operating costs and expenses

Operating costs and expenses for 2025 were RMB1,833.6 million (US$262.2 million), a 6.8% decrease from 2024. Operating costs and expenses for 2025 primarily consisted of (i) compensation and benefits of RMB1,216.6 million (US$174.0 million); (ii) selling expenses of RMB242.8 million (US$34.7 million); (iii) general and administrative expenses of RMB305.6 million (US$43.7 million); (iv) provision for credit losses of RMB52.2 million (US$7.5 million); (v) other operating expenses of RMB62.9 million (US$9.0 million) ; and (vi) income gained from government subsidies of RMB46.5 million (US$6.6 million).

•	Operating costs and expenses for domestic public securities for 2025 were RMB139.1 million (US$19.9 million), an 18.1% decrease from the corresponding period in 2024, primarily due to our cost-control strategy on employee compensation in 2025.

•	Operating costs and expenses for domestic asset management for 2025 were RMB126.2 million (US$18.0 million), a 36.3% decrease from the corresponding period in 2024, primarily due to our cost-control strategy on employee compensation in 2025, as well as a decrease in one-off expenses that Gopher paid to one of its funds as a general partner.

•	Operating costs and expenses for domestic insurance for 2025 were RMB53.1 million (US$7.6 million), a 57.3% decrease from the corresponding period in 2024. The change was consistent with the decline in revenue from domestic insurance business.

•	Operating costs and expenses for overseas wealth management for 2025 were RMB404.9 million (US$57.9 million), a 28.9% decrease from the corresponding period in 2024, primarily due to our cost-control strategy on employee compensation in 2025, as well as a corresponding decrease in relationship manager commissions resulting from the reduction in one-time commissions.

•	Operating costs and expenses for overseas asset management for 2025 were RMB144.7 million (US$20.7 million), a 70.4% increase from the corresponding period in 2024, which is consistent with the growth in revenue from overseas investment products managed by Olive Asset Management.

•	Operating costs and expenses for overseas insurance and comprehensive services for 2025 were RMB124.9 million (US$17.9 million), a 33.7% increase from the corresponding period in 2024, primarily due to an increase in costs incurred by commission-only brokers.

•	Operating costs and expenses for headquarters for 2025 were RMB840.7 million (US$120.2 million), a 15.6% increase from the corresponding period in 2024, primarily due to an increase in provisions for credit losses related to the suspended lending business, as well as an increase in professional consulting and legal services fees.

Income(loss) from operations

Income(loss) from operations under the segmentation is as follows:

(RMB millions, except percentages)	FY 2024	FY 2025	YoY Change
Domestic public securities	319.0	427.4	34.0%
Domestic asset management	574.1	566.3	(1.4)%
Domestic insurance	(81.6)	(34.5)	(57.8)%
Overseas wealth management	105.5	142.7	35.3%
Overseas asset management	353.6	409.2	15.7%
Overseas insurance and comprehensive services	45.5	53.9	18.6%
Headquarters	(682.2)	(788.3)	15.6%
Total income from operations	633.9	776.7	22.5%

•	Income from operations for domestic public securities for 2025 was RMB427.4 million (US$61.1 million), a 34.0% increase from the corresponding period in 2024.

•	Income from operations for domestic asset management for 2025 was RMB566.3 million (US$81.0 million), a 1.4% decrease from the corresponding period in 2024.

•	Loss from operations for domestic insurance for 2025 was RMB34.5 million (US$4.9 million), a 57.8% decrease from the corresponding period in 2024.

•	Income from operations for overseas wealth management for 2025 was RMB142.7 million (US$20.4 million), a 35.3% increase from the corresponding period in 2024.

•	Income from operations for overseas asset management for 2025 was RMB409.2 million (US$58.5 million), a 15.7% increase from the corresponding period in 2024.

•	Income from operations for overseas insurance and comprehensive services for 2025 was RMB53.9 million (US$7.7 million), an 18.6% increase from the corresponding period in 2024.

•	Loss from operations for headquarters for 2025 was RMB788.3 million (US$112.7 million), a 15.6% increase from the corresponding period in 2024.

Operating Margin

Operating margin for 2025 was 29.8%, compared with 24.4% for 2024.

Interest Income

Interest income for 2025 was RMB127.5 million (US$18.2 million), an 18.1% decrease from the corresponding period in 2024.

Investment Income

Investment income for 2025 was RMB32.3 million (US$4.6 million), a 35.7% decrease from the corresponding period in 2024, primarily due to an increase in losses from our private equity fund investment.

Income Tax Expenses

Income tax expenses for 2025 were RMB297.8 million (US$42.6 million), a 10.9% increase from 2024, primarily due to a higher effective tax rate.

Net Income

•	Net Income

•	Net income for 2025 was RMB557.2 million (US$79.7 million), a 14.4% increase from 2024.

•	Net margin for 2025 was 21.3%, compared with 18.7% for 2024.

•	Net income attributable to Noah shareholders for 2025 was RMB558.9 million (US$79.9 million), a 17.5% increase from 2024.

•	Net margin attributable to Noah shareholders for 2025 was 21.4%, compared with 18.3% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders per basic and diluted ADS for 2025 was RMB8.01 (US$1.15) and RMB7.94 (US$1.14), respectively, compared with RMB6.78 and RMB6.75, respectively, for the corresponding period in 2024.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for 2025 was RMB611.9 million (US$87.5 million), an 11.2% increase from 2024.

•	Non-GAAP net margin attributable to Noah shareholders for 2025 was 23.4%, compared with 21.2% for the corresponding period in 2024.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for 2025 was RMB8.69 (US$1.24), compared with RMB7.81 for the corresponding period in 2024.

BALANCE SHEET AND CASH FLOW

As of December 31, 2025, the Company had RMB4,360.9 million (US$623.6 million) in cash and cash equivalents, compared with RMB3,822.3 million as of December 31, 2024 and RMB3,837.4 million as of September 30, 2025.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2025 was RMB378.9 million (US$54.2 million), compared with RMB282.3 million in the corresponding period in 2024, primarily attributable to an increase in income taxes payable and the combined effect of changes in working capital items. Net cash inflow from the Company’s operating activities in 2025 was RMB976.6 million (US$139.7 million), compared with RMB387.3 million in 2024, primarily attributable to changes in working capital, including increases in other current liabilities and income taxes payable.

Net cash inflow from the Company’s investing activities during the fourth quarter of 2025 was RMB197.4 million (US$28.2 million), compared with net cash inflow of RMB72.9 million in the corresponding period in 2024. Net cash inflow from the Company’s investing activities in 2025 was RMB299.5 million (US$42.8 million), compared to net cash outflow of RMB840.8 million in 2024, primarily due to various purchases of term deposits in 2024.

Net cash outflow from the Company’s financing activities was RMB4.6 million (US$0.7 million) in the fourth quarter of 2025, compared to net cash outflow of RMB66.6 million in the corresponding period in 2024. Net cash outflow from the Company’s financing activities in 2025 was RMB635.4 million (US$90.9 million), compared to net cash outflow of RMB1,134.2 million in 2024, primarily due to a decrease in payment of the final dividend to the Company’s shareholders in 2025.

ANNUAL AND SPECIAL DIVIDEND

On March 24, 2026, the Company's Board of Directors (the "Board") approved, subject to shareholder approval at the Annual General Meeting (“AGM”), dividend of approximately RMB306.0 million (US$43.8 million) in total, which is equivalent to 50% of full year 2025 non-GAAP net income attributable to Noah shareholders, in accordance with the capital management and shareholder return policy (the "Policy") adopted on November 29, 2023. The Board has also approved, subject to shareholder approval at the AGM, a non-recurring special dividend of approximately RMB306.0 million (US$43.8 million) in total. The annual and special dividend payment plan will be reviewed during and announced after the Annual General Meeting, which is expected to be held in June 2026.

CONFERENCE CALL

The Company's senior management will host an earnings conference call to discuss its Q4 and full year 2025 Results and recent business activities. Details of the conference call are as follows:

Dial-in details：
Conference title：	Noah Holdings 4Q and Full Year 2025 Earnings Conference Call
Date/Time：	Tuesday, March 24, 2026 at 8:00 p.m., U.S. Eastern Time Wednesday, March 25, 2026 at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	5020907

A telephone replay will be available starting approximately one hour after the end of the conference until March 31, 2026 at 1-855-669-9658 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 8287514.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In 2025, Noah distributed RMB67.0 billion (US$9.6 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB141.7 billion (US$20.3 billion) as of December 31, 2025.

Founded in 2005, the firm pioneered a business model combining wealth management and asset management and has continued to build its international platform over the years. As of December 31, 2025, Noah had 467,870 registered clients. Through its wealth management platform, the Group distributes private equity, public securities, and insurance products denominated in RMB and other currencies, while its asset management capabilities support broader global asset allocation needs. As of December 31, 2025, Noah had established branches and service capabilities across mainland China, Hong Kong, Singapore, Japan, and key U.S. markets, including New York, Los Angeles, and Silicon Valley, reflecting its international operating footprint.

For more information, please visit Noah’s investor relations website at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2025 and unaudited financial results for the full year ended December 31, 2025 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9931 to US$1.00, the effective noon buying rate for December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Tel: +86-21-8035-8292

ir@noahgroup.com

____________________________________

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	September 30, 2025	December 31, 2025	December 31, 2025
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,837,367	4,360,918	623,603
Restricted cash	6,071	11,143	1,593
Short-term investments	1,157,410	657,563	94,030
Accounts receivable, net	358,143	420,132	60,078
Amounts due from related parties	568,979	596,800	85,341
Loans receivable, net	117,598	112,416	16,075
Other current assets	330,699	201,573	28,827
Total current assets	6,376,267	6,360,545	909,547
Long-term investments, net	785,992	1,172,012	167,595
Investment in affiliates	1,469,275	1,326,131	189,634
Property and equipment, net	2,377,786	2,356,440	336,966
Operating lease right-of-use assets, net	98,947	103,027	14,733
Deferred tax assets	317,007	310,287	44,370
Other non-current assets	120,668	112,492	16,086
Total Assets	11,545,942	11,740,934	1,678,931
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	346,233	407,558	58,280
Income tax payable	117,029	147,510	21,094
Deferred revenues	72,207	54,398	7,779
Contingent liabilities	462,042	505,496	72,285
Other current liabilities	340,086	312,240	44,650
Total current liabilities	1,337,597	1,427,202	204,088
Deferred tax liabilities	240,363	263,608	37,695
Operating lease liabilities, non-current	59,634	60,344	8,629
Other non-current liabilities	9,701	6,820	975
Total Liabilities	1,647,295	1,757,974	251,387
Equity	9,898,647	9,982,960	1,427,544
Total Liabilities and Equity	11,545,942	11,740,934	1,678,931

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2024	2025	2025	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	131,086	106,411	15,217	(18.8)%
Recurring service fees	158,733	162,613	23,253	2.4%
Performance-based income	34,824	82,361	11,777	136.5%
Other service fees	52,434	40,250	5,756	(23.2)%
Total revenues from others	377,077	391,635	56,003	3.9%
Revenues from funds Gopher/Olive manages:
One-time commissions	4,318	1,173	168	(72.8)%
Recurring service fees	261,904	228,277	32,643	(12.8)%
Performance-based income	14,490	115,929	16,578	700.1%
Total revenues from funds Gopher/Olive manages	280,712	345,379	49,389	23.0%
Total revenues	657,789	737,014	105,392	12.0%
Less: VAT related surcharges	(5,882)	(3,768)	(539)	(35.9)%
Net revenues	651,907	733,246	104,853	12.5%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(149,641)	(126,011)	(18,019)	(15.8)%
Other compensations	(204,031)	(167,567)	(23,963)	(17.9)%
Total compensation and benefits	(353,672)	(293,578)	(41,982)	(17.0)%
Selling expenses	(78,877)	(60,802)	(8,695)	(22.9)%
General and administrative expenses	(73,483)	(98,077)	(14,025)	33.5%
Provision for credit losses	(18,894)	(3,524)	(504)	(81.3)%
Other operating expenses	(17,198)	(22,208)	(3,176)	29.1%
Government subsidies	27,791	2,686	384	(90.3)%
Total operating costs and expenses	(514,333)	(475,503)	(67,998)	(7.5)%
Income from operations	137,574	257,743	36,855	87.3%
Other income (expense):
Interest income	38,563	32,558	4,656	(15.6)%
Investment income	18,233	19,353	2,767	6.1%
Settlement expenses, net	978	(400)	(57)	N.A.
Contingent litigation expenses, net	14,000	(50,525)	(7,225)	N.A.
Other income (expense)	43,829	(20,968)	(2,998)	N.A.
Total other income(loss)	115,603	(19,982)	(2,857)	N.A.
Income before taxes and income from equity in affiliates	253,177	237,761	33,998	(6.1)%
Income tax expense	(96,612)	(106,045)	(15,164)	9.8%
Loss from equity in affiliates	(42,884)	(121,713)	(17,405)	183.8%
Net income	113,681	10,003	1,429	(91.2)%
Less: net income (loss) attributable to non-controlling interests	3,930	(2,820)	(403)	N.A.
Net income attributable to Noah shareholders	109,751	12,823	1,832	(88.3)%

Income per ADS, basic	1.56	0.18	0.03	(88.5)%
Income per ADS, diluted	1.55	0.18	0.03	(88.4)%
Margin analysis:
Operating margin	21.1%	35.2%	35.2%
Net margin	17.4%	1.4%	1.4%
Weighted average ADS equivalent[1]:
Basic	70,296,590	69,650,605	69,650,605
Diluted	70,901,802	70,429,668	70,429,668
ADS equivalent outstanding at end of period	66,078,707	66,674,068	66,674,068

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary shares represent one ADS.

Noah Holdings Limited

Condensed Consolidated Income Statements

	Twelve months ended
	December 31,	December 31,	December 31,
	2024	2025	2025
	(audited)	(unaudited)	(unaudited)	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	614,258	574,255	82,117	(6.5)%
Recurring service fees	631,505	624,589	89,315	(1.1)%
Performance-based income	47,841	116,247	16,623	143.0%
Other service fees	186,108	161,299	23,065	(13.3)%
Total revenues from others	1,479,712	1,476,390	211,120	(0.2)%
Revenues from funds Gopher/Olive manages:
One-time commissions	21,288	7,284	1,042	(65.8)%
Recurring service fees	1,015,436	990,515	141,642	(2.5)%
Performance-based income	104,898	155,598	22,250	48.3%
Total revenues from funds Gopher/Olive manages	1,141,622	1,153,397	164,934	1.0%
Total revenues	2,621,334	2,629,787	376,054	0.3%
Less: VAT related surcharges	(20,352)	(19,547)	(2,795)	(4.0)%
Net revenues	2,600,982	2,610,240	373,259	0.4%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(562,523)	(498,454)	(71,278)	(11.4)%
Other compensations	(786,928)	(718,098)	(102,687)	(8.7)%
Total compensation and benefits	(1,349,451)	(1,216,552)	(173,965)	(9.8)%
Selling expenses	(269,038)	(242,808)	(34,721)	(9.7)%
General and administrative expenses	(296,751)	(305,590)	(43,699)	3.0%
Provision for credit losses	(23,882)	(52,226)	(7,468)	118.7%
Other operating expenses	(93,210)	(62,872)	(8,991)	(32.5)%
Government subsidies	65,239	46,472	6,645	(28.8)%
Total operating costs and expenses	(1,967,093)	(1,833,576)	(262,199)	(6.8)%
Income from operations	633,889	776,664	111,060	22.5%
Other income (expense):
Interest income	155,751	127,547	18,239	(18.1)%
Investment income	50,152	32,254	4,612	(35.7)%
Settlement reversal	12,454	956	137	(92.3)%
Contingent litigation expenses, net	14,000	(50,182)	(7,176)	N.A.
Other income (loss)	1,359	(30,814)	(4,406)	N.A.
Total other income	233,716	79,761	11,406	(65.9)%
Income before taxes and income from equity in affiliates	867,605	856,425	122,466	(1.3)%
Income tax expense	(268,591)	(297,811)	(42,586)	10.9%
Loss from equity in affiliates	(112,010)	(1,395)	(199)	(98.8)%
Net income	487,004	557,219	79,681	14.4%
Less: net income (loss) attributable to non-controlling interests	11,559	(1,638)	(234)	N.A.
Net income attributable to Noah shareholders	475,445	558,857	79,915	17.5%

Income per ADS, basic	6.78	8.01	1.15	18.1%
Income per ADS, diluted	6.75	7.94	1.14	17.6%
Margin analysis:
Operating margin	24.4%	29.8%	29.8%
Net margin	18.7%	21.3%	21.3%
Weighted average ADS equivalent[1]:
Basic	70,169,529	69,754,984	69,754,984
Diluted	70,470,251	70,392,528	70,392,528
ADS equivalent outstanding at end of period	66,078,707	66,674,068	66,674,068

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary shares represent one ADS.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2024	2025	2025	Change
	RMB'000	RMB'000	USD'000
Net income	113,681	10,003	1,429	(91.2)%
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	121,470	(60,013)	(8,582)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	-	238	34	N.A.
Comprehensive income (loss)	235,151	(49,772)	(7,119)	N.A.
Less: Comprehensive income (loss) attributable to non-controlling interests	3,918	(2,674)	(382)	N.A.
Comprehensive income (loss) attributable to Noah shareholders	231,233	(47,098)	(6,737)	N.A.

Noah Holdings Limited

Condensed Comprehensive Income Statements

	Twelve months ended
	December 31,	December 31,	December 31,
	2024	2025	2025
	(audited)	(unaudited)	(unaudited)	Change
	RMB'000	RMB'000	USD'000
Net income	487,004	557,219	79,681	14.4%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	112,131	(145,751)	(20,842)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	-	945	135	N.A.
Comprehensive income	599,135	412,413	58,974	(31.2)%
Less: Comprehensive income (loss) attributable to non-controlling interests	11,758	(1,647)	(236)	N.A.
Comprehensive income attributable to Noah shareholders	587,377	414,060	59,210	(29.5)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2025
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	9,678	385	343	53,050	7,823	35,132	-	106,411
Recurring service fees	92,519	36,255	-	10,152	23,687	-	-	162,613
Performance-based income	81,771	585	-	-	5	-	-	82,361
Other service fees	-	-	-	16,883	-	7,235	16,132	40,250
Total revenues from others	183,968	37,225	343	80,085	31,515	42,367	16,132	391,635
Revenues from funds Gopher/Olive manages
One-time commissions	1,173	-	-	-	-	-	-	1,173
Recurring service fees	7,601	121,153	-	29,858	69,665	-	-	228,277
Performance-based income	63	924	-	-	114,942	-	-	115,929
Total revenues from funds Gopher/Olive manages	8,837	122,077	-	29,858	184,607	-	-	345,379
Total revenues	192,805	159,302	343	109,943	216,122	42,367	16,132	737,014
Less: VAT related surcharges	(1,432)	(244)	(8)	-	-	-	(2,084)	(3,768)
Net revenues	191,373	159,058	335	109,943	216,122	42,367	14,048	733,246
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(32,202)	(7,990)	(508)	(60,769)	(15,911)	(8,631)	-	(126,011)
Other compensations	(6,172)	(15,882)	(3,178)	(17,645)	(18,464)	(11,797)	(94,429)	(167,567)
Total compensation and benefits	(38,374)	(23,872)	(3,686)	(78,414)	(34,375)	(20,428)	(94,429)	(293,578)
Selling expenses	(8,418)	(3,091)	(309)	(16,058)	(10,545)	(8,597)	(13,784)	(60,802)
General and administrative expenses	(702)	(3,800)	(2,859)	(2,473)	(4,118)	(2,022)	(82,103)	(98,077)
Provision for (reversal of) credit losses	(10)	(4,282)	-	-	-	2,534	(1,766)	(3,524)
Other operating expenses	(200)	(3,124)	-	(4,888)	(807)	(4,758)	(8,431)	(22,208)
Government subsidies	6	988	-	-	-	-	1,692	2,686
Total operating costs and expenses	(47,698)	(37,181)	(6,854)	(101,833)	(49,845)	(33,271)	(198,821)	(475,503)
Income (loss) from operations	143,675	121,877	(6,519)	8,110	166,277	9,096	(184,773)	257,743

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	10,448	55	3,971	92,234	3,166	21,212	-	131,086
Recurring service fees	92,505	41,895	-	7,237	16,887	-	209	158,733
Performance-based income	29,740	4,908	-	-	176	-	-	34,824
Other service fees	-	-	-	24,823	-	10,638	16,973	52,434
Total revenues from others	132,693	46,858	3,971	124,294	20,229	31,850	17,182	377,077
Revenues from funds Gopher/Olive manages
One-time commissions	2,889	-	-	1,000	429	-	-	4,318
Recurring service fees	12,207	145,406	-	31,287	73,004	-	-	261,904
Performance-based income	51	6,712	-	-	7,727	-	-	14,490
Total revenues from funds Gopher/Olive manages	15,147	152,118	-	32,287	81,160	-	-	280,712
Total revenues	147,840	198,976	3,971	156,581	101,389	31,850	17,182	657,789
Less: VAT related surcharges	(1,605)	(271)	(26)	-	-	-	(3,980)	(5,882)
Net revenues	146,235	198,705	3,945	156,581	101,389	31,850	13,202	651,907
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(29,268)	(22,172)	(4,435)	(88,651)	(575)	(4,540)	-	(149,641)
Other compensations	(8,645)	(15,709)	(7,520)	(29,584)	(13,843)	(11,468)	(117,262)	(204,031)
Total compensation and benefits	(37,913)	(37,881)	(11,955)	(118,235)	(14,418)	(16,008)	(117,262)	(353,672)
Selling expenses	(2,689)	(3,493)	(1,100)	(26,829)	(3,545)	(5,036)	(36,185)	(78,877)
General and administrative expenses	(535)	(5,022)	(2,963)	(2,314)	(1,322)	(3,497)	(57,830)	(73,483)
Provision for credit losses	-	-	-	-	-	(1,912)	(16,982)	(18,894)
Other operating expenses	(681)	(512)	(430)	-	-	(4,122)	(11,453)	(17,198)
Government subsidies	8,689	6,135	470	-	-	-	12,497	27,791
Total operating costs and expenses	(33,129)	(40,773)	(15,978)	(147,378)	(19,285)	(30,575)	(227,215)	(514,333)
Income (loss) from operations	113,106	157,932	(12,033)	9,203	82,104	1,275	(214,013)	137,574

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2025
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	53,152	1,243	18,772	320,221	30,264	150,603	-	574,255
Recurring service fees	352,345	143,040	-	38,765	90,439	-	-	624,589
Performance-based income	115,467	630	-	-	150	-	-	116,247
Other service fees	-	-	-	65,782	-	28,191	67,326	161,299
Total revenues from others	520,964	144,913	18,772	424,768	120,853	178,794	67,326	1,476,390
Revenues from funds Gopher/Olive manages
One-time commissions	6,682	188	-	290	124	-	-	7,284
Recurring service fees	40,708	541,537	-	122,482	285,788	-	-	990,515
Performance-based income	1,923	6,505	-	-	147,170	-	-	155,598
Total revenues from funds Gopher/Olive manages	49,313	548,230	-	122,772	433,082	-	-	1,153,397
Total revenues	570,277	693,143	18,772	547,540	553,935	178,794	67,326	2,629,787
Less: VAT related surcharges	(3,788)	(675)	(124)	-	-	-	(14,960)	(19,547)
Net revenues	566,489	692,468	18,648	547,540	553,935	178,794	52,366	2,610,240
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(107,156)	(45,299)	(15,462)	(254,769)	(44,221)	(31,547)	-	(498,454)
Other compensations	(26,423)	(63,870)	(22,190)	(79,764)	(63,510)	(48,202)	(414,139)	(718,098)
Total compensation and benefits	(133,579)	(109,169)	(37,652)	(334,533)	(107,731)	(79,749)	(414,139)	(1,216,552)
Selling expenses	(17,279)	(9,405)	(5,025)	(59,625)	(30,361)	(18,680)	(102,433)	(242,808)
General and administrative expenses	(898)	(10,154)	(10,034)	(5,829)	(5,829)	(6,516)	(266,330)	(305,590)
(Reversal of) provision for credit losses	2,424	(9,071)	0	-	-	5,356	(50,935)	(52,226)
Other operating expenses	(1,757)	1,891	(406)	(4,888)	(807)	(25,284)	(31,621)	(62,872)
Government subsidies	11,977	9,705	12	-	11	22	24,745	46,472
Total operating costs and expenses	(139,112)	(126,203)	(53,105)	(404,875)	(144,717)	(124,851)	(840,713)	(1,833,576)
Income (loss) from operations	427,377	566,265	(34,457)	142,665	409,218	53,943	(788,347)	776,664

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	-	614,258
Recurring service fees	365,992	188,545	-	22,694	52,952	-	1,322	631,505
Performance-based income	38,058	4,908	-	-	4,875	-	-	47,841
Other service fees	-	-	-	89,846	-	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	13,358	-	-	5,551	2,379	-	-	21,288
Recurring service fees	56,441	556,742	-	120,669	281,584	-	-	1,015,436
Performance-based income	1,301	21,659	-	-	81,938	-	-	104,898
Total revenues from funds Gopher/Olive manages	71,100	578,401	-	126,220	365,901	-	-	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	-	-	-	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	-	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	-	-	-	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	-	-	(9,944)	(57,217)	(93,210)
Government subsidies	13,448	10,796	479	-	-	-	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended December 31, 2025
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	106,411	-	-	106,411
Recurring service fees	162,613	-	-	162,613
Performance-based income	82,361	-	-	82,361
Other service fees	27,150	-	13,100	40,250
Total revenues from others	378,535	-	13,100	391,635
Revenues from funds Gopher/Olive manages
One-time commissions	422	751	-	1,173
Recurring service fees	45,156	183,121	-	228,277
Performance-based income	-	115,929	-	115,929
Total revenues from funds Gopher/Olive manages	45,578	299,801	-	345,379
Total revenues	424,113	299,801	13,100	737,014
Less: VAT related surcharges	(1,642)	(244)	(1,882)	(3,768)
Net revenues	422,471	299,557	11,218	733,246
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(122,938)	(3,073)	-	(126,011)
Other compensations	(109,118)	(53,243)	(5,206)	(167,567)
Total compensation and benefits	(232,056)	(56,316)	(5,206)	(293,578)
Selling expenses	(45,119)	(10,900)	(4,783)	(60,802)
General and administrative expenses	(63,806)	(24,849)	(9,422)	(98,077)
(Reversal of) provision for credit losses	758	(4,282)	-	(3,524)
Other operating expenses	(10,445)	(3,927)	(7,836)	(22,208)
Government subsidies	698	988	1,000	2,686
Total operating costs and expenses	(349,970)	(99,286)	(26,247)	(475,503)
Income (loss) from operations	72,501	200,271	(15,029)	257,743

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended December 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	131,086	-	-	131,086
Recurring service fees	158,733	-	-	158,733
Performance-based income	34,824	-	-	34,824
Other service fees	40,451	-	11,983	52,434
Total revenues from others	365,094	-	11,983	377,077
Revenues from funds Gopher/Olive manages
One-time commissions	3,422	896	-	4,318
Recurring service fees	91,264	170,640	-	261,904
Performance-based income	-	14,490	-	14,490
Total revenues from funds Gopher/Olive manages	94,686	186,026	-	280,712
Total revenues	459,780	186,026	11,983	657,789
Less: VAT related surcharges	(2,397)	(271)	(3,214)	(5,882)
Net revenues	457,383	185,755	8,769	651,907
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(140,276)	(9,365)	-	(149,641)
Other compensations	(136,829)	(56,279)	(10,923)	(204,031)
Total compensation and benefits	(277,105)	(65,644)	(10,923)	(353,672)
Selling expenses	(56,588)	(10,871)	(11,418)	(78,877)
General and administrative expenses	(41,706)	(20,334)	(11,443)	(73,483)
Provision for credit losses	(15,724)	(577)	(2,593)	(18,894)
Other operating expenses	(13,576)	(465)	(3,157)	(17,198)
Government subsidies	21,645	6,135	11	27,791
Total operating costs and expenses	(383,054)	(91,756)	(39,523)	(514,333)
Income (loss) from operations	74,329	93,999	(30,754)	137,574

Noah Holdings Limited

Additional Business Information

(unaudited)

	Twelve months ended December 31, 2025
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	574,255	-	-	574,255
Recurring service fees	624,589	-	-	624,589
Performance-based income	116,247	-	-	116,247
Other service fees	106,870	-	54,429	161,299
Total revenues from others	1,421,961	-	54,429	1,476,390
Revenues from funds Gopher/Olive manages
One-time commissions	4,029	3,255	-	7,284
Recurring service fees	289,620	700,895	-	990,515
Performance-based income	-	155,598	-	155,598
Total revenues from funds Gopher/Olive manages	293,649	859,748	-	1,153,397
Total revenues	1,715,610	859,748	54,429	2,629,787
Less: VAT related surcharges	(6,279)	(677)	(12,591)	(19,547)
Net revenues	1,709,331	859,071	41,838	2,610,240
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(490,947)	(7,507)	-	(498,454)
Other compensations	(476,917)	(215,432)	(25,749)	(718,098)
Total compensation and benefits	(967,864)	(222,939)	(25,749)	(1,216,552)
Selling expenses	(173,427)	(48,034)	(21,347)	(242,808)
General and administrative expenses	(197,361)	(71,669)	(36,560)	(305,590)
(Reversal of) provision for credit losses	225	(9,040)	(43,411)	(52,226)
Other operating expenses	(36,053)	(208)	(26,611)	(62,872)
Government subsidies	35,711	9,735	1,026	46,472
Total operating costs and expenses	(1,338,769)	(342,155)	(152,652)	(1,833,576)
Income (loss) from operations	370,562	516,916	(110,814)	776,664

Noah Holdings Limited

Additional Business Information

(unaudited)

	Twelve months ended December 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	614,258	-	-	614,258
Recurring service fees	631,505	-	-	631,505
Performance-based income	47,841	-	-	47,841
Other service fees	141,631	-	44,477	186,108
Total revenues from others	1,435,235	-	44,477	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	20,110	1,178	-	21,288
Recurring service fees	351,998	663,438	-	1,015,436
Performance-based income	1,089	103,809	-	104,898
Total revenues from funds Gopher/Olive manages	373,197	768,425	-	1,141,622
Total revenues	1,808,432	768,425	44,477	2,621,334
Less: VAT related surcharges	(7,726)	(1,081)	(11,545)	(20,352)
Net revenues	1,800,706	767,344	32,932	2,600,982
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(531,172)	(31,351)	-	(562,523)
Other compensations	(534,031)	(213,668)	(39,229)	(786,928)
Total compensation and benefits	(1,065,203)	(245,019)	(39,229)	(1,349,451)
Selling expenses	(195,830)	(46,811)	(26,397)	(269,038)
General and administrative expenses	(184,688)	(70,795)	(41,268)	(296,751)
Provision for (reversal of) credit losses	(22,157)	(3,698)	1,973	(23,882)
Other operating expenses	(43,107)	(23,948)	(26,155)	(93,210)
Government subsidies	54,324	10,797	118	65,239
Total operating costs and expenses	(1,456,661)	(379,474)	(130,958)	(1,967,093)
Income (loss) from operations	344,045	387,870	(98,026)	633,889

Noah Holdings Limited

Supplemental Revenue Information by Geography

(unaudited)

	Three months ended
	December 31, 2024	December 31, 2025	Change
	(in thousands of RMB, except percentages)
Revenues:
Mainland China	367,969	368,582	0.2%
Hong Kong	195,970	301,467	53.8%
Others	93,850	66,965	(28.6)%
Total revenues	657,789	737,014	12.0%

Noah Holdings Limited

Supplemental Revenue Information by Geography

	Twelve months ended
	December 31, 2024	December 31, 2025
	(audited)	(unaudited)	Change
	(in thousands of RMB, except percentages)
Revenues:
Mainland China	1,369,258	1,349,519	(1.4)%
Hong Kong	925,846	986,362	6.5%
Others	326,230	293,906	(9.9)%
Total revenues	2,621,334	2,629,787	0.3%

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Three months ended
	December 31, 2024	December 31, 2025	Change
	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	147,840	192,805	30.4%
Private equity products	198,976	159,302	(19.9)%
Insurance products	3,971	343	(91.4)%
Others	17,182	16,132	(6.1)%
Subtotal	367,969	368,582	0.2%

Overseas:
Investment products [2]	140,621	266,575	89.6%
Insurance products	106,058	69,929	(34.1)%
Online business [3]	9,782	10,846	10.9%
Others	33,359	21,082	(36.8)%
Subtotal	289,820	368,432	27.1%
Total revenues	657,789	737,014	12.0%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplement Revenue Information by Product Types

	Twelve months ended
	December 31, 2024	December 31, 2025
	(unaudited)	(unaudited)	Change
	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	493,769	570,280	15.5%
Private equity products	773,208	692,423	(10.4)%
Insurance products	43,204	18,772	(56.6)%
Others	59,077	68,044	15.2%
Subtotal	1,369,258	1,349,519	(1.4)%

Overseas:
Investment products [2]	598,578	754,644	26.1%
Insurance products	501,799	400,213	(20.2)%
Online business [3]	30,032	43,798	45.8%
Others	121,667	81,613	(32.9)%
Subtotal	1,252,076	1,280,268	2.3%
Total revenues	2,621,334	2,629,787	0.3%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2024	December 31, 2025	Change
Number of registered clients	462,049	467,870	1.3%

	Three months ended
	December 31, 2024	December 31, 2025	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	8,862	10,261	15.8%
Transaction value:
Private equity products	1,255	1,298	3.4%
Private secondary products	4,732	5,129	8.4%
Mutual fund products	9,810	10,027	2.2%
Other products	454	511	12.6%
Total transaction value	16,251	16,965	4.4%

	Twelve months ended
	December 31, 2024	December 31, 2025	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	17,210	18,450	7.2%
Transaction value:
Private equity products	4,775	4,856	1.7%
Private secondary products	16,201	23,158	42.9%
Mutual fund products	39,573	36,045	(8.9)%
Other products	3,263	2,971	(9.0)%
Total transaction value	63,811	67,030	5.0%

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Three months ended
	December 31, 2024	December 31, 2025	Change
Net Revenues from Overseas (RMB, million)	289.8	368.4	27.1%
Number of Overseas Registered Clients	17,654	19,993	13.2%
Number of Overseas Active Clients	2,914	3,263	12.0%
Transaction Value of Overseas Investment Products (RMB, billion)	7.1	8.8	24.3%
Number of Overseas Relationship Managers	138	140	1.4%
Overseas Assets Under Management (RMB, billion)	42.6	42.4	(0.5)%

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Twelve months ended
	December 31, 2024	December 31, 2025	Change
Net Revenues from Overseas (RMB, million)	1,252.1	1,280.3	2.3%
Number of Overseas Registered Clients	17,654	19,993	13.2%
Number of Overseas Active Clients	5,544	6,231	12.4%
Transaction Value of Overseas Investment Products (RMB, billion)	31.1	33.7	8.1%
Number of Overseas Relationship Managers	138	140	1.4%
Overseas Assets Under Management (RMB, billion)	42.6	42.4	(0.5)%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	December 31,	December 31,
	2024	2025	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	109,751	12,823	(88.3)%
Adjustment for share-based compensation	30,705	14,173	(53.8)%
Adjustment for settlement expense reversal	(978)	400	N.A.
Less: tax effect of adjustments	7,030	2,320	(67.0)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	132,448	25,076	(81.1)%

Net margin attributable to Noah shareholders	16.8%	1.7%
Non-GAAP net margin attributable to Noah shareholders	20.3%	3.4%

Net income attributable to Noah shareholders per ADS, diluted	1.55	0.18	(88.4)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	1.87	0.36	(80.7)%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31	December 31
	2024	2025	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	475,445	558,857	17.5%
Adjustment for share-based compensation	109,030	66,881	(38.7)%
Adjustment for settlement expense reversal	(12,454)	(956)	(92.3)%
Less: tax effect of adjustments	21,836	12,862	(41.1)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	550,185	611,920	11.2%

Net margin attributable to Noah shareholders	18.3%	21.4%
Non-GAAP net margin attributable to Noah shareholders	21.2%	23.4%

Net income attributable to Noah shareholders per ADS, diluted	6.75	7.94	17.6%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	7.81	8.69	11.3%